

November 30, 2010

Mr. Thomas C. Leonard
Chief Financial Officer
Pennichuck Corporation
25 Manchester Street
Merrimack, New Hampshire 03054

> **Re: Pennichuck Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 4, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 26, 2010**
> **File No. 000-18552**

Dear Mr. Leonard:

We have reviewed your responses and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Definitive Proxy Statement on Schedule 14A

Executive Compensation – Compensation Discussion and Analysis, page 22

1. We note your response to comment four in our letter dated October 13, 2010. In particular, we note the proposed revised disclosure that suggests that you plan to omit from future filings disclosure of the OPBT and income targets on which the dollar amounts to be credited into the 2010 bonus pool will be based. While we are not currently asking you to disclose these *future* targets, please confirm your understanding that you are required to disclose *retrospective* targets and, as such, will be required to disclose these targets in future filings once these targets are retrospective in nature, as applicable.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Lilyanna L. Peyser, Attorney Advisor, at (202) 551-3222 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director